December 18, 2015

Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Browning:

On October 8, 2015, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Measured Risk Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment Number 2 (the “Amendment”) to the Registrant’s Registration Statement. On November 20, 2015, you provided oral comments to the Amendment to Emily Little.

Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. In addition to the revisions made in response to staff comments, upon further review of the Fund’s strategy Registrant has determined to change the Fund’s objective to total return. Redlined change pages are provided in certain portions of this letter to this letter to aid in your review. Redlined change pages are provided in certain portions of this letter to this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 4 filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please confirm that the registration statement includes edits that are responsive to comments given by the SEC staff with respect to the Fund.

810580.1

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Response. The Registrant confirms that the registration statement includes edits that are responsive to comments given by the SEC staff, unless otherwise noted herein.

Comment 3. Confirm that when the Prospectus or SAI references legal authority that such authority is explained. Please review these disclosures and revise as necessary in accordance with Plain English principals.

Response. Registrant confirms that all prospectus references to legal authority are made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice. Registrant further notes that, to the extent such disclosure is found in the Fund’s investment restrictions disclosure, such disclosure is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 4. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

Fund Summary – Fee Table

Comment 5. Please confirm that the amounts reflected in the Fee Table include all estimated Acquired Fund Fees and Expenses for the initial fiscal period.

Response. Registrant so confirms.

Comment 6. Please revise the paragraph immediately preceding the Fee Table to include reference to page numbers. Please see Item 3 of Form N-1A.

Response. The requested change has been made.

Comment 7. Footnote 3 to the Fee Table references an Expense Limitation Agreement. Please revise the disclosure to indicate who may terminate the agreement. Additionally, please confirm that the agreement will be filed as an exhibit to the next post-effective amendment. Please see Instruction 3(e) to Item 3 of Form N-1A.

Response. The requested change has been made. Registrant confirms that the Expense Limitation Agreement will be filed as an exhibit to the next post-effective amendment.

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Comment 8. The description of the Expense Limitation Agreement notes that amounts waived are “subject to possible recoupment…on a rolling three year basis…” (Emphasis supplied). Please delete “rolling three year basis” as it is confusing and unclear what is meant by the reference.

Response. The requested change has been made.

Comment 9. Footnote 3 to the Fee Table indicates that the Fund will incur borrowing costs. If the Fund intends to use leverage, including borrowing, please revise the prospectus to explain how borrowing will be used to further the Fund’s investment objectives, and to what extent the Fund will engage in leverage, including leveraging techniques to be used. In the alternative, please add a please add a non-fundamental investment restriction in the Fund’s SAI prohibitingthe Fund from purchasing any security when outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets.

Response. The Registrant has added a non-fundamental investment restriction to the Fund’s SAI prohibiting the Fund from purchasing any security when outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets.

Comment 10. Please confirm that the Total Expense Ratio in the Fee Table includes a good faith estimate of all costs, including costs of leverage, in pursuing the Fund’s stated investment objective and strategy.

Response. Registrant so confirms.

Fund Summary - Principal Investment Strategies

Comment 11. Please review the Principal Investment Strategies disclosure and remove any risk disclosure as they are not properly disclosed in this section.

Response. Registrant has revised the Principal Investment Strategies disclosure and removed any risk disclosures.

Comment 12. The collective definition of “Fixed Income” includes mutual funds and ETFs. This is problematic as mutual funds and ETFs are not fixed income securities. Please revise the definition or explain the legal, regulatory and statutory basis for such definition.

Response. Registrant has revised the Principal Investment Strategies disclosure and the referenced definition has been removed in its entirety.

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Comment 13. The first bullet point in the Principal Investment Strategies section notes that the Fund will invest in “call options on the Standard & Poor 500 Index.” The disclosure later references the VIX, and SAI disclosure “other indices.” Please consider if the prospectus disclosure accurately reflects the full extent of the Fund’s option strategy. Additionally please consider if this first bulleted point should be revised to read “covered call options.” If the Fund will invest in naked options, please disclose as much.

Response. As provided in the disclosure, the Fund will “primarily” invest in S&P 500 call options in furtherance of its options strategy. As further discussed in the section, as a supplement to the primary options strategy, under certain market conditions, the adviser may purchase positions inverse to the VIX. With respect to SAI disclosures, Registrant notes that strategies disclosed in the SAI represent non-principal investment strategies whereas those in the prospectus are principal. Registrant believes that the revised disclosure fully explains the extent of the Fund’s principal options investment strategy. Additionally, Registrant confirms that the Fund will not invest in naked options as a part of its principal investment strategy. Registrant has not specified as much in the prospectus per Instruction 3 to Item 9(b) which notes that “a negative strategy…is not a principal investment strategy.”

Comment 14. The Principal Investment Strategy disclosure notes that “the adviser may purchase positions inverse to the…VIX” and a definition of the index follows. Please indicate the source of the definition and provide a range for the index. The disclosure further notes that purchasing such positions “may be done indirectly through ETFs, including inverse ETFs…” The term “including” is open-ended; are there other types of ETFs that may be used? Please revise disclosure to eliminate use of open-ended terms. Please note, all principal types must be named.

Response. The requested changes have been made.

Comment 15. Is the Fund a fund of funds? If so, (i) please disclose as much and explain how this will advance the Fund’s goals and objectives; (ii) please also disclose if the Fund will invest in affiliated underlying funds. Additionally, please amplify risk disclosures to note that the investment objective, policies and procedures of underlying investments may be different from those of the Fund.

Response. The Fund is a fund of funds and has amended the prospectus disclosure to note as much. Registrant confirms that the Fund will not invest in affiliated underlying funds.

Comment 16. SAI disclosure notes the Fund may engage in spread transactions. Please confirm that this is not a principal strategy.

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Response. Registrant notes that reference is made in the Fund’s Principal Investment Strategies section to the use of spread transactions as a principal strategy of the Fund.

Comment 17. The penultimate sentence on page 2 references an “unfavorable risk/reward profile.” Please define or clarify what is meant by this using Plain English.

Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, reference to an “unfavorable risk/reward profile” has been deleted in its entirety.

Comment 18. With respect to the Fund’s use of ETFs, please clarify, in accordance with Plain English principles, how the Fund will use ETFs, including if and to what extent it will use leveraged and inverse ETFs, to achieve its investment objective.

Response. Registrant has reviewed and revised the disclosure for the Fund for Plain English with the goal of enhancing prospective shareholders’ understanding of these concepts.

Comment 19. Footnote 3 to the Fee Table includes reference to various investments. If an investment is a part of the Fund’s principal investment strategy, please disclose the maximum extent to which the Fund’s assets will be invested, and confirm that associated costs are reflected in the Fee Table. With respect to Short Sales, please add a line to the Fee Table for Short Sale Expenses if appropriate. With respect to the Fund’s use of Swaps, please confirm, and revise prospectus disclosure as necessary, that each type of swap and attended risks are disclosed.

Response. All principal investment strategies are currently defined in the Summary. Footnote 3 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. Additional disclosure is not warranted.

Comment 20. Certain disclosure in the Fund’s prospectus suggests that the Fund may invest in other types of investments not specifically disclosed in the prospectus. For example, footnote 3 to the Fee Table references “collective investment trusts” but no related disclosure regarding the use of such investments in the Fund’s strategy and the related risks is provided. Please note, we object to the use of open ended terms that imply or state that the Fund may invest in other types of investments not disclosed in the prospectus. Please review the prospectus disclosure and revise accordingly. See Items 4 and 9 of Form N-1A regarding the disclosure of principal investment strategies, and Item 16 of Form N-1A regarding disclosure of non-principal strategies.

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Response. Footnote 3 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. Footnote 3 is not a description of the Fund’s principal investment strategies , and is presented before the heading titled “Principal Investment Strategies.” Registrant declines to make revisions to the footnote.

Comment 21. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Fund’s use of options (the only derivative investment used as part of the Fund’s principal strategy) is consistent with staff guidance.

Comment 22. Disclosure in the summary of Principal Investment Strategies is often jargon laden and complex, using technical terms and long sentences. For example, the disclosure refers to “reducing the volatility of the Fund’s portfolio in comparison to that of broad equity market indexes.” Please review the disclosure and revise it in accordance with plain English principles. See generally Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response. Registrant has reviewed and revised the disclosure for the Fund for Plain English with the goal of enhancing prospective shareholders’ understanding of these concepts.

Comment 23. Please disclose how the Fund will use options to achieve its investment objective of long term growth. Please clarify what strategies will be involved and explain how the Fund will realize “gains” from an options strategy. Please note, use of options for speculative purposes must be disclosed. Additionally, please enhance the Options Risk disclosure.

Response. Registrant has enhanced the Fund’s strategy disclosure regarding the use of options as well as the related risk disclosure.

Comment 24. With respect to the Fund’s use of fixed income investments, please disclose the extent to which the Fund may invest, both directly and indirectly, in fixed income securities.

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Additionally, please describe any restrictions regarding maturity, duration or credit quality for the fixed income securities in which the Fund will invest.

Response. Registrant has added the following disclosure:

The Fund seeks income by investing, without restriction as to issuer credit quality, in interest-paying short-term fixed income securities. The Fund may invest directly in individual fixed income securities or indirectly through ETFs, mutual funds and money market funds ("Underlying Funds") that invest primarily in fixed income securities.

Comment 25. Please confirm that each type of underlying fund in which the Fund may invest, including its status, affiliated or unaffiliated, and attended risks, is disclosed in the Fund’s prospectus.

Response. Registrant notes that the Fund will not invest in any affiliated funds and confirms that no disclosure in the Fund’s prospectus references use of affiliated funds. Registrant further confirms that all principal investment strategies, types of underlying funds in which the Fund may invest, and attendant risks are disclosed in the Fund’s prospectus.

Comment 26. If the Fund may invest directly or indirectly in Section 3(c)(1) or 3(c)(7) hedge funds as a part of the Fund’s principal strategy, please revise the prospectus accordingly. Additionally, please note that, to date, the staff has only permitted a maximum of 15% of a fund’s assets to be in hedge funds, and for the purpose of calculating amounts under the Fund’s fundamental investment restriction with respect to illiquid securities, investments in hedge funds should be included in that calculation.

Response. Registrant confirms that the Fund will not invest in hedge funds, directly or indirectly, as a part of its principal investment strategy.

Comment 27. Under “Other Investments” disclosure indicates that the “Fund may also invest in cash and cash equivalents.” Please (i) please delete “among other reasons” in the second sentence of the section and clearly articulate how this will assist the Fund in achieving its investment objective; and (ii) describe the extent to which the Fund may invest in cash and cash equivalents.

Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, the referenced disclosures have been deleted in their entirety.

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Comment 28. Please confirm that the Fund will not invest in affiliated Funds. If the Fund will invest in affiliated funds, please include necessary disclosures describing the potential conflict of interest.

Response. Please see Registrant’s response to Comment 25.

Comment 29. Information in Item 9 appears repetitive to that in Items 2-8. Information provided in Items 2-8 need not be repeated as Item 9 disclosures are intended to provide clarity to information previously disclosed. See General Instruction 3(a) to Form N-1A.

Response. Registrant has revised the disclosures such that Item 4 provides a summary of the more detailed information provided in Item 9, and that any unnecessary duplication has been eliminated.

Comment 30. In Item 9 please disclose if the Fund’s investment objective is fundamental or non-fundamental and may be changed without shareholder approval. Please also disclosure if the Fund will provide shareholders advance notice of any change.

Response. The Fund’s investment objective is non-fundamental and may be changed without shareholder approval upon 60 days’ notice to shareholders. Registrant has revised the prospectus disclosure accordingly.

Fund Summary – Principal Investment Risks

Comment 31. To the extent the Fund will use leverage, please confirm that the disclosure includes a Plain English description of the risks associated with the use of leverage, or revise the disclosure accordingly.

Response. Registrant confirms that the Fund will not use leverage as a principal investment strategy.

Comment 32. Please revise risk disclosures for ETFs and any other underlying funds to disclose that shareholders will bear both their proportionate share of the Fund’s expenses and similar expenses of the underlying investment when the Fund invests in such investments.

Response. Registrant has added the following “Underlying Funds” disclosure to the prospectus:

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Underlying Funds Risk. The Underlying Funds in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other mutual funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks.

Comment 33. Given the Fund’s investment strategy, if appropriate, please consider adding a “Correlation Risk” disclosure.

Response. Registrant has considered the appropriateness of adding a “Correlation Risk” to the Fund’s prospectus and has determined that such disclosure is not appropriate.

Comment 34. Please consider adding a “Derivative Risk” disclosure summarizing the risks associated with the Fund’s investment in derivative instruments.

Response. Registrant notes that options are the only derivatives a part of the Fund’s principal investment strategy. Registrant has reviewed the existing risk disclosures and notes that all derivative related risk disclosures are covered in “Options Risk.”

Comment 35. Please expand the “Exchange-Traded Funds Risk” to include all risks material to investment in ETFs including that ETFs may trade at a discount to NAV.

Response. Registrant has made the requested revisions.

Prospectus – Temporary Investments

Comment 36. The “Temporary Investments” disclosure suggests that when the Fund is invested defensively, “the opportunity to achieve its investment objective will be limited.” Please review Instruction 6 to Item 9(b)(1) of Form N-1A and consider if the current disclosure is appropriate.

Response. Registrant has revised the disclosure to note that “the Fund may not achieve its investment objective” when invested defensively.

Comment 37. The “Temporary Investments” disclosure notes that “to the extent the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses.” This appears to be a risk disclosure and, therefore, is not properly included in this section. Please review the disclosure and revise as necessary.

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Response. Registrant has reviewed the existing disclosure as well as the requirements of and instructions to Form N-1A. Instruction 6 to Item 9(b)(1) of Form N-1A requires that a registrant “disclose the effect of taking such a temporary defensive position.” Registrant believes that the noted disclosure is in keeping with this directive and is, therefore, appropriate.

Prospectus – How Shares are Priced

Comment 38. In the third paragraph of the section, please disclose that the fair valuation of Fund securities occurs under the Board’s ultimate supervision.

Response. The requested change has been made.

Statement of Additional Information

Comment 39. Please review the Principal and Non-Principal Strategies listed in the SAI and confirm they are appropriately categorized. Additionally, please review the prospectus and SAI disclosures to eliminate duplication as duplication of information from the prospectus to the SAI is not required unless necessary to make the prospectus a standalone document.

Response. Registrant has reviewed the prospectus and SAI disclosures and believes they are appropriate as is, and any duplicative disclosure is intended to provide additional detail to the prospectus so it may standalone. Registrant notes that duplicative information is not prohibited and, therefore, the SAI has not been further revised.

Comment 40. Page 2 of the SAI notes that the Fund may invest in securities of other investment companies. Please disclose if the Fund is a fund of funds. Additionally, if the Fund will invest beyond the limits of Rule 12d-1, please revise prospectus disclosures accordingly. In the SAI, please amplify disclosures to explain how the Fund will address the limitations of Rule 12d-1.

Response. Please see Registrant’s response to Comment 15 above.

Comment 41. Please review the reverse repurchase agreements disclosure. If the use of reverse repurchase agreements is a principal investment strategy, please revise the prospectus accordingly. Please note, reverse repurchase agreements constitute a type of borrowing. Please see Investment Company Release No. IC-10666.

Response. Registrant confirms that reverse repurchase agreements are not a principal investment strategy, and the adviser has no present intention to use reverse repurchase

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agreements in the Fund’s portfolio. Registrant confirms, however, that it will revise disclosure as necessary if the Fund’s use of reverse repurchase agreements changes.

Comment 42. Investment Restriction 5 prohibits the Fund from investing “more than 25% of…[its] assets…in any one industry.” Please review and consider if it would be appropriate to revise the restriction to include “or group of industries.”

Response. Registrant declines to make this change. Registrant notes that this restriction is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 43. In addition to derivatives, please confirm that the disclosure indicates that the Fund may be required to segregate assets to cover the obligations of certain other securities (for example, short sales and reverse repurchase agreements) and that those securities are disclosed, or revise the disclosure accordingly.

Response. Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Fund’s use of options (the only investment used as part of the Fund’s principal strategy that may require the segregation of assets to cover) is consistent with staff guidance regarding segregation of assets for the purpose of coverage. Registrant notes that the Fund will not invest in naked options as a principal strategy. Registrant further confirms that all such non-principal strategy disclosures in the Fund’s SAI address coverage in a manner consistent with staff guidance.

Comment 44. Please review Fundamental Investment Restriction 2 and revise as necessary to comply with Section 18(f)(1) of the Investment Company Act of 1940.

Response. Registrant has reviewed Fundamental Investment Restriction 2 and believes it is in compliance with Section 18(f)(1) of the Investment Company Act of 1940. Registrant notes that this restriction is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 45. Fundamental Investment Restriction 7 notes that the Fund may lend portfolio securities. No disclosure exists in the prospectus or SAI describing securities lending and the associated risks. Please add disclosure describing securities lending, including the maximum amount permissible by the Fund, and the attended risks.

Response. The Fund has no present intention to engage in securities lending. Registrant confirms, however, that it will revise disclosure as necessary if the Fund’s use of securities lending changes.

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Comment 46. The Fund does not have a fundamental investment restriction regarding diversification. Please review Section 13(d)(1) of the 1940 Act and consider if it would be appropriate to add one.

Response. Registrant has reviewed Section 13(d)(1) of the 1940 Act and notes that the inclusion of a fundamental investment restriction regarding diversification is not required. Registrant declines to make this change.

Comment 47. To the extent the Fund will invest in affiliated underlying funds, please add a non-fundamental investment restriction noting that the Fund will look through to the underlying fund holdings in calculating industry concentration. To the extent the Fund invests in unaffiliated underlying Funds, if applicable, disclose that underlying fund investment restrictions, other than concentration, may be different than those of the Fund and that the Fund will look through the underlying, unaffiliated funds for the purpose of calculating concentration only.

Response. The Fund will not invest in affiliated underlying funds. Registrant notes that the prospectus has been revised to include disclosure regarding the potential differences between the Fund’s objectives, policies and procedures and believes that reciting that again in the SAI would be unnecessarily duplicative. Registrant has added the following narrative disclosure following the investment restrictions:

“With respect to Fundamental Investment Restriction #5, if the Fund invests in one or more investment companies that concentrates its investments in a particular industry, the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

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3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP